UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-6428
CUSIP NUMBER 770609 10 5

(Check one):	☐ Form 10-K	☐ Form 20-F	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR

For Period Ended: December 31, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Robertson Global Health Solutions Corporation
Full Name of Registrant

Former Name if Applicable

3555 Pierce Rd
Address of Principal Executive Office (Street and Number)

Saginaw, MI 48604
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to timely file its Quarterly Report on Form 10-Q for the period ended December 31, 2012 (the "Report") due to delays in the completion of certain information which is integral to the Annual Report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Melissa A. Seeger, CPA	989	799-8720
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒   Yes     ☐   No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   Yes     ☐   No

The Registrant expects to report in the Form 10-Q that the net loss will increase from $402 thousand for the fiscal quarter ending December 31, 2011 to approximately $439 thousand for the subject period being the fiscal quarter ended December 31, 2012. Results for the fiscal quarter ended December 31, 2012 remain subject to further review and adjustment, if necessary, and actual results may differ from the foregoing estimates. Statements in this Notification of Late Filing on Form 12b-25 regarding Robertson Global Health Solution Corporation's financial information are forward-looking statements and are subject to the Safe Harbor provisions created by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current information and expectations, and involve a number of risks and uncertainties. Actual results may differ materially from those projected in such statements due to various factors. More information about potential factors that could affect our business and financial results is included in the Registrant's filings with the Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late Filing. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Registrant undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date any such statement is made.

Robertson Global Health Solutions Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 14, 2013	By	/s/ Melissa A. Seeger

INSTRUCTION: The form may be signed by an executive officer or the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.